













Highlights

★ 1350+ user signups

★ 4000+ user engagement actions

★ 37% of users are part of a cohort of power users (Creators or Sellers)



PROBLEM

Collectors interactions **relate** to **their things**
"What do you have?" "What do you want?"



anonymous

Social Networks

Organize People

collectors are stressed, left in the middle

Marketplaces

Organize Things

transactional



SOLUTION

MARKET NETWORK

Integrated: Interactions & transactions



Choosii

validation

constraints + context
= authenticity

differentiation

consumers can
become creators

inspiration

collectors
motivate collectors



CLICK FOR DEMO



future of fun





future of work

Rise of remote work culture means deeper work relationships at home - so to balance, we create the same depth for our "hobby" relationships

relational commerce





~~transactional commerce~~

Next-generation consumers believe their dollars are **statements,** preferring to support their peers or communities - over strangers.

WHY NOW?

61%

of Americans collect

56%

of Americans **don't** collect "as an investment"

~$800 billion

collectibles market by 2025









BUSINESS MODEL

$
FEES
$
ADS
Collectors
sell
Collectors
socialize &
showcase
Collectors
buy
$
ADS

PHASE 1 (Seeding)	PHASE 2 (Growing)	PHASE 3 (Tipping)
FEES: 3.3%/sale	FEES: 5-7%/sale	FEES: 8-10%/sale
(initially low, to encourage use)	ADS: CPC Auction Pricing	ADS: CPC Auction Pricing







































Go To Market

Strategy - Atomic -> Mass

ACQUIRE 1st USERS

collectors of
NATURE

ACQUIRE 1st CLUSTERS

collectors of
NATURE
OTAKU (Anime/manga)
RETRO (60s,70s,80s)

CREATE ADJACENT CLUSTERS

"multi-collectors" of **GEMS**💎
also, collect **JEWELRY**

Competitive
Landscape

Social focus: People, not Things	Marketplace focus: Things, not people	Relational: Personalities <> Things
Discussion not Differentiation Discord reddit Facebook Groups **Aesthetics not Authenticity** Pinterest Instagram	ebay depop whatnot stockX Etsy	Choosii





Collectors have no lunch table. Why? Social platforms and marketplaces haven't been designed to meet our needs. Social platforms are the first table, designed to help us find people. Marketplaces are the second table, designed to help us find things. We want to be able to attach ourselves —our communities, our clout, to our things. But these tables weren't designed for that relationship - these spaces feel anonymous and transactional - not comfy to sit at —making us feel stressed, and disconnected.

What if we added a third table for collectors, one that was designed to create relationships between us, our friends and the things that we're obsessed with? Choosii is a hyper-specific virtual convention that's made for your collections' vibe; where everyone who's into the same stuff as you, is in the same room. It's a space where we can be authentic as collectors; curate and connect over our collections—and buy from our new besties' to support their collections too. Welcome to a new collective of collectors, where it doesn't matter what kind of weird you are, or what's in your lunchbox, you belong here.

More than 60% of Americans collect items, and it's not just for investment purposes! The market for collectibles is expected to grow to $800 billion by 2025. So, what's fueling this trend? Well, remote work culture is on the rise, and since we're spending more time at home, it's essential we have the ability to flip the switch to our hobbies that provide a break from it all. Also, by transforming the journey itself, Choosii goes beyond the end goal of building a collection. It's no secret that the next generation values social responsibility--they support their friends and community because they want their dollars to make an impact. The result? Interactions that build supportive relationships in immersive spaces that feel like their own.

With social commerce, we're able to monetize our community through transaction fees and our social experience through targeted ads.

Our earliest go-to-market tactics are leveraging in-app contests, collabs and contributing brand experiences to conventions where obsessives gather. And we've started walking the walk. In our first two months, we've put on giveaways, networking mixers, contributed a choosii selfie station at an anime con and with more to come!

Here at Choosii HQ, we believe in a little healthy competition, and how can you blame us? So how is Choosii different? While Reddit and Discord are optimized for speech, making it difficult to distinguish oneself from the crowd, Pinterest and Instagram can feel like broadcasting your aesthetic judgment--"mind-mapping" if you will--without fostering that sense of authenticity or ownership that we specifically want. Niche-item marketplaces, on the other hand, tend to focus on "what" you're buying rather than on "who" you are. This leaves a lot of people wanting more; they want to be more than just consumers, they want to be creators as well.

What are Choosii's advantages? UGC-first, we believe that what's not for sale (just flexing) is just as important as what is for sale. Because we recognize every collector's need for community rituals and the support we feel in keeping our community updated: nerding out & building our best collections, together. Easy participation means being a creator is as simple as posting what you've found from around the world - you don't have to be competitive, charismatic or a full-time analyst about the items you collect, and being a consumer doesn't require you to spend hours babysitting auctions. Finally, Choosii is a horizontal platform rather than a "vertical" one. We're not just a "marketplace for sneakers" or a "marketplace for trading cards." We believe in improving individuality and the influence of authentic interactions. No matter what criteria you use to collect, or how unique your collection (creepy dolls, samurai swords, cacti shaped like 🦵s, etc.), we made it our mission to support your need for a better community, identity, and economy.

Team



Shirley Yu
Founder & CEO
Rutgers University - BA Computer Science



Our collector of collectors! Shirley is our Founder and CEO who made her way here after developing an obsession for rare neopets and acquiring one too many types of philodendrons



Waqas Hussain
Founding Engineer
National University of Computer and Emerging Sciences - BS Computer Science



All-around tech architect, Waqas has been known to dabble in the dark art of collecting responsibly-requested restaurant menus.



Saqib Ejaz

Supporting Engineer

Government College University Lahore – BA Computer Science



Our supporting software sorcerer, we hope he enjoys alliteration! Saqib has one speed, he's fast, furious and once upon a time, he collected coins.



Zachary Olsson

Designer

Ramapo College of New Jersey – BA Music Production



Designer by day, guitarist by night. Zack is our designer, prototyping at the speed of light under the watchful eyes of his cat figurine collection.



Tanya Desai

Community Lead

Xavier Institute of Communications, MA Marketing & Advertising Communication



In case you were to fall into one of the rabbithole communities of the Choosiiverse, you'll find Tanya (Ex-Lishash, a social music startup) at the helm - mostly, engaging with everyone in the trenches of discord chats, subreddits and facebook groups; sometimes, showing off her collections of band merch & coins!



David Osei

Brand Partnerships Lead

Washington State University - BA Sociology



David knows his way around an event and an collab. He paddled here from Buzzfeed and Complexcon so he knows strategic fun like he lives and breathes it (and we're told he's caught the collectors' bug for rare plants...I'm sensing a pattern here, are you?)